
13002720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$250,000,000
Floating Rate Notes due 29 May 2015

Filed pursuant to Rule 3 of Regulation AD
Dated: 24 May 2013

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$250,000,000 principal amount of Floating Rate Notes due 29 May 2015 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 24 May 2013 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 10 May 2013, was filed under a report of the ADB dated 10 May 2013.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 24 May 2013, the ADB entered into a Terms Agreement, filed herewith, with Deutsche Bank AG, London Branch, Goldman Sachs International and Morgan Stanley & Co. International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to

purchase, a principal amount of the Notes aggregating U.S.$250,000,000 for an issue price of 100.00% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 29 May 2013.

The Managers propose to offer all the Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, London Branch	U.S.$ 83,333,333.33
Goldman Sachs International..................................	83,333,333.33
Morgan Stanley & Co. International plc	83,333,333.34
Total..	U.S.$250,000,000.00

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 10, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$250,000,000	U.S.$0.00	U.S.$250,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$40,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 24 May 2013.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 24 May 2013.

(d) (i) Information Statement dated 10 May 2013, previously filed under a report of the ADB dated 10 May 2013.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 743-00-1

U.S.$250,000,000 Floating Rate Notes due 29 May 2015

Issue price: 100.00 per cent.

Joint Lead Managers

Deutsche Bank
Goldman Sachs International
Morgan Stanley

The date of this Pricing Supplement is 24 May 2013.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$250,000,000 Floating Rate Notes due 29 May 2015 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 12 December 2012.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:	Asian Development Bank
2.	Series Number:	743-00-1.
3.	(i) Specified Currency (Condition 1(c)):	United States dollar ("U.S.$").
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv) Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:	U.S.$250,000,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations (Condition 1(a)):	U.S.$1,000.
7.	(i) Issue Date (Condition 5(d)):	29 May 2013.
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):	29 May 2015.
9.	Interest Basis (Condition 5)):	Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).
10.	Redemption/Payment Basis	Redemption at par.

(Condition 6(a)):

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	None.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Applicable.
(i)	Specified Period(s)/ Interest Payment Dates:	Quarterly, on 29 August, 29 November, 28 February and 29 May, commencing on 29 August 2013, up to and including the Maturity Date.
(ii)	Business Day Convention (Condition 5(d)):	Modified Following.
(iii)	Relevant Financial Center:	New York.
(iv)	Additional Business Center(s) (Condition 5(d)):	Not applicable.
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Citibank, N.A., London Branch.
(vii)	Benchmark Rate determination (Condition 5(b)):	Applicable.
	Interest Determination Date(s) (Condition 5(d)):	One New York City Banking Day prior to each Interest Reset Date where:

"Interest Reset Date" means each New York City Banking Day within each Interest Period up to and including the Interest Rate Cut Off Date, and "Interest Rate Cut Off Date" means the fourth New York City Banking Day prior to the Interest Payment Date on which the Interest Period ends, where:

"Interest Period" means, with respect to each Interest Payment Date, the period from and including the previous Interest Payment Date to but excluding such Interest Payment Date. The first Interest Period with respect to the first Interest Payment Date is from and including the Issue Date and to but excluding the first Interest Payment Date.

"New York City Banking Day" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Primary Source for Floating Rate:	For each Interest Determination Date, the rate for U.S. dollar federal funds on such day, as published in H.15(519) under the caption "Federal funds (effective)" and displayed on Reuters (or any successor service) on page FEDFUNDS1 under the caption "EFFECT" (or any other page as may replace the specified page on that service) ("FEDFUNDS1 Page").
Reference Banks (if Primary Source for Floating Rate is "Reference Banks"):	Not applicable.
Benchmark Rate(s) and Reference Rate(s):	The Rate of Interest for each Interest Period shall be the Weighted Average of

the U.S. Federal Funds Rate, where "Weighted Average of the U.S. Federal Funds Rate" shall mean D1/D2.

"D1" shall mean the sum of the Relevant Rate for each calendar day in the relevant Interest Period. The "Relevant Rate" is the U.S. Federal Funds Rate on each Interest Determination Date in the relevant Interest Period. For each calendar day in the relevant Interest Period that is not an Interest Determination Date, the Relevant Rate for such calendar day shall be deemed to be the Relevant Rate on the immediately preceding Interest Determination Date.

"D2" shall mean the number of calendar days in the Interest Period.

(viii)	ISDA Determination (Condition 5(b)):	Not applicable.
(ix)	Margin(s):	+ 0.10 per cent. per annum.
(x)	Minimum Rate of Interest:	Not applicable.
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360, adjusted.
(xiii)	Rate Multiplier (Condition 5(d)):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	If the rate referred to under "Primary Source for Floating Rate" in 17(vii) above does not so appear on the FEDFUNDS1 Page or is not so published by 5:00 P.M., New York City time, on the related Interest Reset Date, the rate with respect to the particular Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used

for the purpose of displaying the applicable rate, under the caption "Federal funds (effective);" or

if the rate referred to in the preceding paragraph above is not so published by 5:00 P.M., New York City time, on the related Interest Reset Date, the rate with respect to the particular Interest Determination Date, the rate for the first preceding day for which such rate is set forth in H.15(519) opposite the caption "Federal funds (effective)," as such rate is displayed on the FEDFUNDS1 Page.

Notwithstanding the provisions of Condition 5(b)(vi), the Calculation Agent will obtain the Relevant Rate for each Interest Determination Date and shall, not later than the Relevant Business Day following the Interest Rate Cut Off Date for each Interest Period, determine the Rate of Interest for such Interest Period and calculate the Interest Amount for such Interest Period in respect of the minimum Specified Denomination. The Interest Amount shall be calculated by applying the Rate of Interest for such Interest Period to the minimum Specified Denomination, and multiplying such product by the applicable Day Count Fraction and rounding, if necessary, the resultant figure to the nearest cent (half of a cent being rounded upwards). The determination of the Relevant Rate, the Weighted Average of the U.S. Federal Funds Rate or the Rate of Interest for any day or for any Interest Period and the Interest Amounts, the obtaining of any quote or rate, and the making of any

determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties.

Notwithstanding the provisions of Condition 5(b)(vii), the Calculation Agent will cause the Rate of Interest and the Interest Amount for each Interest Period and the relevant Interest Payment Date to be provided to ADB and each of the Agents as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination. The Calculation Agent will cause the same information to be provided to Federal Reserve Bank of New York, for communication to the Noteholders, as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.

(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day,

unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day.

"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Deutsche Bank AG, London Branch, Goldman Sachs International and Morgan Stanley & Co. International plc.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.
33.		If non-syndicated, name of Dealer:	Not applicable.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167CJ01.
	(ii)	CUSIP:	045167CJ0.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.		Common Code:	093910079.
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.		Delivery:	Delivery against payment.
39.		Additional Paying Agent(s) (if any):	Not applicable.
40.		Governing Law:	New York.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 10 May 2013.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By:______________________
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LEGAL ADVISERS TO THE DEALERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

TERMS AGREEMENT NO. 743-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$250,000,000

Floating Rate Notes due 29 May 2015

24 May 2013

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its U.S.$250,000,000 Floating Rate Notes due 29 May 2015 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 9:00 a.m., New York time, on 29 May 2013 (the "Settlement Date") at an aggregate purchase price of U.S.$250,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any

judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and of the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, London Branch	U.S.$83,333,333.33
Goldman Sachs International	83,333,333.33
Morgan Stanley & Co. International plc	83,333,333.34
Total	U.S.$250,000,000.00

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of The Bank of New York, at the Federal Reserve Bank of New York, ABA No. ABA No. 021000018, for further credit to Morgan Stanley; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Managers:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group, Global Capital Markets
Telephone: +44 20 7677-7799
Facsimile: +44 20 7056 4984

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager or Managers who have not defaulted with respect to its or their respective several underwriting commitment will take up and pay for, as nearly as practicable in proportion to its or their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager or Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager or Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Manager or Managers shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:________________________________
Name: Matthias Freiherr von Tiesenhausen   Richard Bauer
Title: Director and Senior Counsel   Director and Senior Counsel

GOLDMAN SACHS INTERNATIONAL

By:________________________________
Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:________________________________
Name:
Title:

[Signatures continued on following page.]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:______________________________
Name:
Title:

GOLDMAN SACHS INTERNATIONAL

By: [signature]
Name: ABIGAIL CAXE
Title: AUTHORISED SIGNATORY

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:______________________________
Name:
Title:

[Signatures continued on following page.]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:_______________________________
Name:
Title:

GOLDMAN SACHS INTERNATIONAL

By:_______________________________
Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC


JOHN TRAVIS
MANAGING DIRECTOR

By:_______________________________
Name:
Title:

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: 
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer